UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-149989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2008	December 31, 2007

PLAN ASSETS AND LIABILITIES

Total Plan Assets	$7,017,154	$8,887,950

Total Plan Liabilities	46,233	110,179

Net Assets Available for Benefits at Fair Value	6,970,921	8,777,771

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	106,172	7,558

Net Plan Assets	$7,077,093	$8,785,329

Note 1:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department Of Labor (DOL) Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2008

INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$300,876
Employer contributions	104,468

Total contributions	405,344

Investment income (loss):
Interest	21,295
Dividends	142,027
Net depreciation in fair value of investments	(1,651,959)
Loss from Master Trust	(367,541)

Total investment loss	(1,856,178)

DEDUCTIONS:
Benefits paid to participants	229,805
Administrative expenses	27,597

Total deductions	257,402

NET DECREASE IN NET ASSETS	(1,708,236)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,785,329

End of year	$7,077,093

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2008

SPECIFIC ASSETS

Employer Securities	$2,767,226

Participant Loans	$243,481

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN
(name of plan)

Date: June 24, 2009	/s/ James E. Eck
James E. Eck
Chairman, Dominion Resources Services, Inc. Administrative Benefits Committee